Mail Stop 4561

May 13, 2010

VIA U.S. MAIL AND FAX (610)644-4129

Mr. George J. Alburger, Jr.
Executive Vice President & Chief Financial Officer
Liberty Property Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

      Re: **Liberty Property Trust**
              Form 10-KSB for the year ended December 31, 2009
              File No. 001-13130

Dear Mr. Alburger:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

General

1. We note that you filed a definitive proxy statement on April 20, 2010. We also note that information required by Part III of your Form 10-K for fiscal year ended December 31, 2009 is incorporated by reference from your proxy statement. Please note that we may have additional comments after we review your disclosure in the proxy statement.

Item 2. Properties, page 17

2. We note your table of expiring square feet and annual rent by year on page 19. Please revise your disclosure in future filings to provide a schedule of lease expirations for each of the next ten years, including the number of tenants whose leases will expire, the total area in square feet covered by such leases, the annual rental represented by such leases and the percentage of gross annual rental represented by such leases. Please tell us what the revised disclosure would look like.

3. Please also revise your disclosure in future filings to disclose the average effective annual rental per square foot as of the end of your most recently completed fiscal year on a portfolio basis. Please tell us what the revised disclosure would look like.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Investments in Unconsolidated Joint Ventures, page 29

4. Please provide us with, and enhance your disclosure to include, greater detail of the impairment charges recorded during the current year. In your response tell us the specific investments that were effected and the change in circumstances that occurred during the fourth quarter that lead management to conclude that the assets were impaired. Additionally, explain to us how this relates to the $15 million impairment charge recorded on goodwill during the fourth quarter.

Item 15. Exhibits and Financial Statement Schedules, page 128

Exhibit Index

5. Refer to the agreements filed as exhibits 10.18 and 10.19 to your Form 10-K. We note that the agreements, as filed, omit schedules and exhibits to the agreements. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreements with your next quarterly report or tell us why you believe these agreements are no longer material to investors.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Staff Attorney at (202) 551-3391 or Sonia Barros, Special Counsel at (202) 551-3655 with any other questions.

Sincerely,

Kevin Woody
Branch Chief